Mail Stop 3561

May 13, 2008

Jeffery H. Boyd
President and Chief Executive Officer
priceline.com Incorporated
800 Connecticut Avenue
Norwalk, CT 06854

    Re: **priceline.com Incorporated**
       Form 10-K for Fiscal Year Ended December 31, 2007
       Filed March 3, 2008
       Definitive Proxy Statement filed on Schedule 14A
       Filed April 29, 2008
       Form 10-Q for Fiscal Quarter Ended March 31, 2008
       Filed May 9, 2008
       Form 10-Q/A for Fiscal Quarters Ended March 31, 2007, June 30, 2007 and September 30, 2007
       Filed March 10, 2008
       File No. 0-25581

Dear Mr. Boyd:

  We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46

Results of Operations, page 50

1. The measures captioned "gross bookings" disclosed on pages 51 and 60 appear to represent non-GAAP measures. As such, please revise to comply with all of the disclosure requirements in Item 10(e) of Regulation S-K. Alternatively, if you believe the measures are not non-GAAP measures, please explain to us in detail the basis for your position.

Note 8. Net Income Per Share, page 98

2. Please tell us and disclose how the conversion spread hedges are considered in computing earnings per share.

Note 11. Other Assets, page 100

3. Please tell us what consideration you gave to writing off the remaining debt issue costs related to the convertible notes since as of December 31, 2007 the convertible notes became demand debt, non-contingently puttable by the holder.

Note 15. Minority Interest, page 105

4. Please tell us why the redeemable minority interest in priceline.com International is not recorded at fair value pursuant to the guidance in EITF Topic D-98. Additionally, tell us how you determine the fair value of the minority interest shares as of each purchase date and as of the end of each reporting period.

Note 17. Commitments and Contingencies, page 108

5. For the various legal contingencies discussed, please disclose whether any amounts have been accrued. If no accrual is made pursuant to paragraph 8 of SFAS 5, or the exposure to loss is greater than the amount accrued, please disclose an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Refer to paragraphs 9 and 10 of SFAS 5.

Definitive Proxy Statement filed on Schedule 14A

Election of Directors, page 4

6. It appears that Jan L. Docter's self-employed business is consulting. Please
    clarify the business experience of Mr. Docter by describing the type of consulting
    he provides to companies. Refer to Item 401(e) of Regulation S-K.

Performance based cash bonus, page 26

7. We note that while you have provided some parameters of the targets that were
    necessary to fund the bonus pools, you have not provided a specific quantitative
    discussion of the terms of the necessary targets to be achieved for your named
    executive officers to earn their annual bonus. Please disclose your performance
    targets or if disclosure of the performance targets would cause competitive harm,
    please discuss how difficult it will be for the executive or how likely it will be for
    the company to achieve the target levels or other factors. In this regard, we note
    your disclosures that the funding would only occur with "significant double-digit-
    year-over-year earnings growth" and your disclosure that "each executive's
    annual cash compensation was at significant risk in 2007." Please see Instruction
    4 to Item 402(b) of Regulation S-K.

Individual Bonus Targets, page 27
Mr. Boyd, page 28

8. You disclose that "the goals described above are not an exhaustive list of the
    corporate goals established at the beginning of 2007 or a complete list of all the
    factors considered in establishing Mr. Boyd's 2007 bonus amount, but they are
    representative of the material considerations reviewed and discussed by the
    Committee and the Board of Directors." Please disclose all specific items
    considered in determining Mr. Boyd's bonus.

Equity incentive, page 29

9. We note your disclosure that "the calculation of pro forma net income per share is
    similar to the calculation of pro forma EBITDA described above." Please provide
    a description of how pro forma EBITDA is calculated for purposes of your equity
    incentive grants.

*****

    As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Detailed cover letters greatly facilitate our

Jeffery H. Boyd
priceline.com Incorporated
May 13, 2008
Page 4

review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tony Watson, Accountant, at (202) 551- 3318 or in his absence Robyn Manuel, Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director